UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

NRX Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

629444 100
(CUSIP Number)

Jonathan C. Javitt
c/o NRX Pharmaceuticals, Inc.
1201 N. Market Street, Suite 111
Wilmington, DE 19801
(484) 254-6134
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON Jonathan C. Javitt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,789,193
	9	SOLE DISPOSITIVE POWER 14,817,329
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,789,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.66%(1)(2)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 47,459,958 shares of NRX Pharmaceutical, Inc.’s common stock, par value $0.001 per share outstanding as of May 24, 2021, as reported in NRX Pharmaceutical, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on May 28, 2021.
(2)	See Disclosure in Items 2 and 5 of this Schedule 13D.

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1	NAME OF REPORTING PERSON Daniel Javitt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,789,193
	9	SOLE DISPOSITIVE POWER 13,971,864
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,789,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.66%(1)(2)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 47,459,958 shares of NRX Pharmaceutical, Inc.’s common stock, par value $0.001 per share outstanding as of May 24, 2021, as reported in NRX Pharmaceutical, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on May 28, 2021.
(2)	See Disclosure in Items 2 and 5 of this Schedule 13D.

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Item 1. Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of NRX Pharmaceuticals, Inc., a Delaware Corporation (the “Issuer”) whose principal executive office is located at 1201 Orange Street, Suite 600, Wilmington, Delaware 19801.

Prior to the Business Combination (as defined below), the Issuer was known as Big Rock Partners Acquisition Corp. (“BRPA”).

Item 2. Identity and Background.

(a) This Schedule 13D is being filed jointly by Jonathan C. Javitt and Daniel Javitt (each, a “Reporting Person”). The Reporting Persons are making this single, joint filing because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), however this filing shall not be deemed an affirmation that such a group exists for the purposes of the Act or for any other purpose, and each Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned or directly held by any other person. The agreement among the Reporting Persons to file jointly is attached hereto as A.

(b) The principal business address of each Reporting Person is c/o NRX Pharmaceuticals, Inc. 1201 N. Market Street, Suite 111, Wilmington, DE 19801.

(c) Jonathan C. Javitt’s present principal occupation is Chief Executive Officer and Chairman of the Issuer. Daniel Javitt’s present principal occupation is Professor of Psychiatry and Neuroscience at Columbia University College of Physicians and Surgeons.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. Pursuant to the Merger Agreement, upon consummation of the Business Combination, the shares of common stock of NeuroRx, Inc., a Delaware corporation (“NeuroRx”), beneficially owned by the Reporting Persons were automatically converted into shares of Common Stock.

Item 4. Purpose of Transaction.

Business Combination

On May 24, 2021 (the “Closing Date”), pursuant to the agreement and plan of merger (the “Merger Agreement”), dated as of December 13, 2020, by and among BRPA, Big Rock Merger Corp., a Delaware corporation and wholly owned subsidiary of BRPA (“Merger Sub”), and NeuroRx, Merger Sub merged with and into NeuroRx with NeuroRx being the surviving company in the merger (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). As a result of the Merger, BRPA owned 100% of the outstanding common stock of NeuroRx as the surviving company in the Merger and each outstanding share of common and preferred stock of NeuroRx was cancelled and extinguished and collectively converted into the right to receive a pro rata portion of 50,000,000 shares the Issuer’s Common Stock. As a result of the Business Combination, the Reporting Persons acquired beneficial ownership of the shares of Common Stock as described in Item 5 of this Schedule 13D.

Registration Rights Agreement

On the Closing Date, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Reporting Persons.

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Subject to several exceptions, including the Issuer’s right to defer a demand registration, shelf registration or underwritten offering under certain circumstances, the Reporting Persons may require that the Issuer register for public resale under the Securities Act all shares of the Common Stock that they request to be registered at any time, subject to the restrictions in the lock-up agreements entered into in connection with the Initial Public Offering, so long as the securities being registered in each registration statement or sold in any underwritten offering are reasonably expected to produce aggregate proceeds of at least $50.0 million.

If the Issuer becomes eligible to register the sale of its securities on Form S-3 under the Securities Act, the Reporting Persons have the right to require the Issuer to register the sale of the Common Stock held by them on Form S-3, subject to offering size and other restrictions. The Reporting Persons also have the right to request marketed and non-marketed underwritten offerings using a shelf registration statement.

If the Issuer proposes to file certain types of registration statements under the Securities Act with respect to an offering of equity securities (including for sale by the Issuer or at the request of the Reporting Persons), the Issuer will be required to use its reasonable best efforts to offer the parties to the Registration Rights Agreement the opportunity to register the sale of all or part of their shares on the terms and conditions set forth in the Registration Rights Agreement (customarily known as “piggyback rights”).

All expenses of registration under the Registration Rights Agreement, including the legal fees of counsel chosen by stockholders participating in a registration, will be paid by the Issuer.

The registration rights granted in the Registration Rights Agreement are subject to customary restrictions including blackout periods and, if a registration is underwritten, any limitations on the number of shares to be included in the underwritten offering as reasonably advised by the managing underwriter or underwriters. The Registration Rights Agreement also contains customary indemnification and contribution provisions. The Registration Rights Agreement is governed by Delaware law.

The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is attached as an exhibit to this Schedule 13D and is incorporated by reference herein.

Lock-Up Agreement

On the Closing Date, certain stockholders of NeuroRx entered into a lock-up agreement (“Lock-Up Agreement”) with BRPA with respect to the closing consideration issuable to them in the Business Combination, pursuant to which they agreed not to transfer the shares of Common Stock received as closing consideration for the Merger, except to certain permitted transferees, until the earlier of (a) the six-month anniversary of the closing of the Merger (the “Closing”), (b) with respect to 50% of the shares of Common Stock issued to such persons, the date on which the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Closing, and (c) the date after the Closing on which BRPA consummates a liquidation, merger, stock or other similar transaction which results in all of BRPA’s stockholders having the right to exchange their Common Stock for cash, securities or other property.

The foregoing summary of the Lock-Up Agreement is qualified in its entirety by reference to the Lock-Up Agreement, which is attached as an exhibit to this Schedule 13D and is incorporated by reference herein.

Voting Agreement

On the Closing Date, the Reporting Persons entered into a voting agreement (the “Voting Agreement”), pursuant to which the Reporting Persons agreed to certain governance matters concerning the Issuer.

The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is attached as an exhibit to this Schedule 13D and is incorporated by reference herein.

General

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects,

CUSIP No. 629444 100	SCHEDULE 13D	Page 6 of 7

general economic conditions, other developments and additional investment opportunities and all other factors deemed relevant in determining whether additional Common Shares will be acquired by the Reporting Persons or, if applicable, their affiliates or whether the Reporting Persons or, if applicable, any such affiliates will dispose of Common Shares. At any time, additional Common Shares may be acquired or some or all of Common Shares beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate.

The information set forth in Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) — (b) The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

The share information contained on the cover page of this Schedule 13D for Jonathan Javitt include (i) 13,348,997 shares of Common Stock held by the Jonathan Javitt Living Trust and (ii) 1,422,000 shares of common stock held by The Javitt 2012 Irrevocable Dynasty Trust. Jonathan Javitt maintains voting and investment power over the shares held by each of the trusts.

The share information contained on the cover page of this Schedule 13D for Daniel Javitt include 13,971,864 shares of Common Stock held by Glytech, LLC, a Delaware limited liability company solely owned by Daniel Javitt. Daniel Javitt maintains voting and investment power over such shares.

(c) Except as described in Item 4, during the past 60 days, none of the Reporting Persons has effected any transactions with respect to the Common Stock:

(d) Except as described in this Schedule 13D, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth herein, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
1	Joint Filing Agreement (filed herewith)
2	Registration Rights Agreement, dated May 24, 2021, by and among NRX Pharmaceuticals, Inc. and certain equityholders named therein (incorporated by reference to Exhibit 10.8 to the Issuer’s current report on Form 8-K filed by the Issuer on May 28, 2021).
3	Lock-up Agreement, dated May 24, 2021, by and between BRPA and the stockholder parties identified therein (incorporated by reference to Exhibit 10.7 to the Issuer’s current report on Form 8-K filed by the Issuer on May 28, 2021).
4	Voting Agreement, dated May 24, 2021, by and between Jonathan Javitt and Daniel Javitt (incorporated by reference to Exhibit 10.34 to the Issuer’s current report on Form 8-K filed by the Issuer on May 28, 2021).

CUSIP No. 629444 100	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2021

By:	/s/ Jonathan C. Javitt
Name:	Jonathan C. Javitt

By:	/s/ Daniel Javitt
Name:	Daniel Javitt